SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)


                            GUARDIAN INTERNATIONAL, INC.

                                (Name of Issuer)


             Class A Voting Common Stock, Par Value $.001 Per Share

                         (Title of Class of Securities)


                                   401376 10 8

                                 (CUSIP Number)

                               Marilyn K. Dalton
                             Secretary and Treasurer
                               Westar Capital, Inc.
                                818 Kansas Avenue
                              Topeka, Kansas 66612
                                 (785) 575-8020

                                   Copies to:

                            John K. Rosenberg, Esq.
                              818 Kansas Avenue
                             Topeka, Kansas 66612
                                (785) 575-6535


            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               November 24, 1997

             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP NO. 401376 10 8

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Westar Capital, Inc; 48-1092416


 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)  [   ]
                                                              (b)  [ x ]

 3.   SEC USE ONLY


 4.   SOURCE OF FUNDS
                                                                 NA

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                   [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                             Kansas


                    7.  SOLE VOTING POWER
  NUMBER OF                                                  0
    SHARES


BENEFICIALLY        8.  SHARED VOTING POWER
  OWNED BY                                                    4,760,000
    EACH

 REPORTING          9.  SOLE DISPOSITIVE POWER
   PERSON                                                    0
    WITH

                    10. SHARED DISPOSITIVE POWER
                                                              4,760,000


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                                                              4,760,000


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                    [  ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                     43.8%


14.  TYPE OF REPORTING PERSON
                                                                    CO

CUSIP NO. 401376 10 8

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Westar Security, Inc; 48-1169432

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)  [   ]
                                                              (b)  [ x ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS
                                                                 NA


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                   [  ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                             Kansas


                    7.  SOLE VOTING POWER
  NUMBER OF                                                  0
    SHARES

BENEFICIALLY        8.  SHARED VOTING POWER
  OWNED BY                                                    4,760,000
    EACH

 REPORTING          9.  SOLE DISPOSITIVE POWER
   PERSON                                                    0
    WITH

                    10. SHARED DISPOSITIVE POWER
                                                              4,760,000


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                                                              4,760,000


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                    [  ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                     43.8%


14.  TYPE OF REPORTING PERSON
                                                                     CO

CUSIP NO. 401376 10 8


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Protection One, Inc; 93-1063818

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)  [   ]
                                                              (b)  [ x ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS
                                                                 00


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                   [  ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                             Kansas


                    7.  SOLE VOTING POWER
  NUMBER OF                                                  0
    SHARES

BENEFICIALLY        8.  SHARED VOTING POWER
  OWNED BY                                                    4,760,000
    EACH

 REPORTING          9.  SOLE DISPOSITIVE POWER
   PERSON                                                    0
    WITH

                    10. SHARED DISPOSITIVE POWER
                                                              4,760,000


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                                                              4,760,000


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                    [  ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                     43.8%


14.  TYPE OF REPORTING PERSON
                                                                     CO

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, Westar Capital, Inc., a Kansas corporation ( the "Westar Capital"), hereby amends and supplements its Statement on Schedule 13D originally filed by Westar Capital on October 24, 1997, (the "Statement"), with respect to the Class A Voting Common Stock, par value $.001 per share (the "Shares") of Guardian International, Inc. (The "Issuer"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement.

Item 1.   Security and Issuer.

          No material change.

Item 2.   Identity and Background.

          This Statement is hereby amended to add as reporting persons Protection One, Inc., a Delaware corporation ("Protection One") and Protection One's wholly owned subsidiary Westar Security, Inc., a Kansas corporation ("Westar Security"). As reported in Amendment No. 1 to the Statement, Westar Capital owns more than 80% of the outstanding common stock of Protection One and is a wholly owned subsidiary of WRI. As set forth in Items 3 and 4 below, in connection with the Protection One Transaction, Westar Security was contributed by Westar Capital to Protection One and the securities of the Issuer previously held by Westar Capital that are reported in this Statement were transferred to Westar Security.

          Protection One is a holding company engaged through its direct and indirect wholly owned subsidiaries, including Westar Security, in the business of providing security alarm monitoring services and the sale, installation and servicing of security alarm systems for residential and business subscribers. The principal executive offices of Protection One are located at 6011 Bristol Parkway, Culver City, California 90230; the principal executive offices of Westar Security are located at 4421 W. John Carpenter Freeway, Irving, Texas 75063.

          From and after the date hereof, Protection One, Westar Security, Westar Capital and WRI are collectively referred to in this Statement as the "Reporting Persons."

          Each director and each executive officer of each of Protection One and Westar Security is, to the knowledge of Protection One and Westar Security, a citizen of the United States of America. The name, business address and present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director and executive officer of each of Protection One and Westar Security are set forth in Exhibit A to this Statement, which is incorporated herein by reference.

          During the last five years, neither Protection One and Westar Security nor, to the knowledge of Protection One and Westar Security, any of their respective directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any of Protection One and Westar Security or such director or executive officer was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          On November 24, 1997, Protection One issued to Westar Capital an aggregate of 68,673,402 shares of Protection One common stock, representing approximately 82.4% of the shares of Protection One common stock outstanding immediately after such issuance, in consideration of the contribution by Westar Capital to Protection One of the stock of Westar Security and WestSec, Inc. (which subsidiaries together owned and operated WRI's electronically monitored security business) and an aggregate of $367.4 million in cash and marketable securities, including 385,000 Shares. As a part of such transaction, (i) Westar Capital transferred to Westar Security an additional 2,500,000 Shares and 1,875,000 shares of the Series A Convertible Cumulative Preferred Stock, par value $.001 per share, of the Issuer (the "Preferred Stock"), which preferred shares are convertible into Shares at the option of the holder on a one-for-one basis; (ii) Westar Security was assigned all rights of Westar Capital arising under, and assumed all obligations incurred by Westar Capital pursuant to, the Stock Subscription Agreement dated as of October 14, 1997, between the Issuer and Westar Capital (the "Stock Subscription Agreement"), the Registration Rights Agreement dated October 21, 1997, between the Issuer and Westar Capital (the "Registration Rights Agreement"), and the Stockholders Agreement dated as of October 21, 1997, among the Issuer, Westar Capital and, Harold Ginsburg, Sheilah Ginsburg, Richard Ginsburg and Rhonda Ginsburg (collectively, the "Ginsburgs" and such agreement the "Stockholders Agreement"); and (iii) Protection One paid to Westar Capital, from the funds contributed to Protection One by Westar Capital, an aggregate of $8,451,500.00 in cash.

Item 4.   Purpose of Transaction.

          The Shares and the Preferred Stock held by Westar Security were acquired by Westar Security and Protection One as described in Item 3 hereof as a result of negotiations between Protection One and WRI; such shares were acquired and continue to be beneficially owned by Protection One and Westar Security for investment purposes. By reason of the percentage of the Shares owned or issuable upon the conversion of the Preferred Stock, Westar Security's right pursuant to the Stockholders' Agreement to appoint directors of the Issuer and certain additional rights granted to Westar Security under the Stockholders Agreement and the Registration Rights Agreement (all as described in Item 6 hereof), the Reporting Persons may be in a position to influence whether the Issuer engages in certain corporate transactions, including those transactions specified in clauses (a) though (j) of Item 4 of
Schedule 13D.

          Protection One and Westar Security intend to continually review their investment in the Issuer and, based upon their evaluation of market and economic conditions, applicable licensing and other regulatory requirements, Westar Security's contractual obligations under the Stock Subscription Agreement, the Stockholders' Agreement and the Registration Rights Agreement, the Issuer's future results of operations, financial condition and prospects and other factors that Protection One and Westar Security may deem material to their investment decision, Protection One and Westar Security may from time to time determine to modify their investment in the Issuer through any available means, including open market purchases or sales or private negotiated transactions or actions of the type specified in clauses (a) through (j) of
Item 4 of Schedule 13D.

          Except as indicated in this Statement or as may result from the terms of the Preferred Stock, the performance of the Stock Subscription Agreement, the Stockholders Agreement or the Registration Rights Agreement or the conversion of shares of Preferred Stock, the Reporting Persons have no current plans or proposals that may result in any of the matters described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          Each of Protection One and Westar Security beneficially owns an aggregate of 4,760,000 Shares. Based upon the number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, the Shares beneficially owned by Protection One and Westar Security constitute approximately 43.8% of the Shares outstanding after giving effect to the issuance of the 1,875,000 Shares issuable upon conversion of the Preferred Stock owned by Protection One and Westar Security.

          Of the 4,760,000 Shares reported herein, Westar Security holds of record, and has direct beneficial ownership of the 2,885,000 Shares and the 1,875,000 shares of Preferred Stock reported herein. Protection One and Westar Security share the power to vote and dispose of such Shares and Preferred Stock.

          Except as set forth in Item 3 hereof, neither Protection One nor Westar Security has engaged in any transaction in the Shares during the past 60 days.

          Except as set forth in this Statement, neither Protection One nor Westar Security nor, to the knowledge of Protection One and Westar Security, any executive officer or director of Protection One and Westar Security beneficially owns any Shares or has engaged in any transaction in Shares during the 60-day period immediately preceding the date hereof.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          As described in Item 3 to this Amendment, in connection with the Protection One Transaction, Westar Security was assigned all rights, and assumed all obligations, of Westar Capital under the Stock Subscription Agreement, the Registration Rights Agreement and the Stockholders Agreement. Accordingly, the rights and obligations of Westar Capital under such agreements as described in the original filing of the Statement are now rights and obligations of Westar Security.

Item 7.   Material to be Filed as Exhibits.

     Exhibit A:     List of Officers and Directors of Protection One and Westar
                    Security.

     Exhibit B:     Joint Filing Agreement dated December 4, 1997, among Westar
                    Security, Protection One, Westar Capital, Inc. and WRI.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   WESTAR CAPITAL, INC.


                                   By:  Marilyn K. Dalton
                                        Marilyn K. Dalton
                                        Secretary and Treasurer

Dated:    December 4, 1997

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   PROTECTION ONE, INC..


                                   By:  James M. MacKenzie, Jr.
                                        James M. Mackenzie, Jr.
                                        President

Dated:    December 4, 1997

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   WESTAR SECURITY, INC.


                                   By:  Marilyn K. Dalton
                                        Marily K. Dalton
                                        Secretary and Treasurer

Dated:    December 4, 1997

                            Exhibit A


          DIRECTORS AND OFFICERS OF PROTECTION ONE, INC.

 1.  James M. Mackenzie, Jr.
     Director, President and Chief Executive Officer
     Protection One, Inc.
     6011 Bristol Parkway
     Culver City, CA 90230

 2.  Robert M. Chefitz
     Managing Director
     Patricof & Co. Ventures
     445 Park Avenue, 11th Floor
     New York, NY 10022

 3.  Ben Enis
      Owner Enis Marketing Counsel/Communications and prior to that Professor of Marketing at the University of Southern California
     4097 Robin Hill Road
     La Canada, CA 91001

 4.  James Q. Wilson
     Retired Professor of Management at the University of
         California at Los Angeles
     32910 Camino Buena Ventura
     Malibu, CA 90265

 5.  Peter C. Brown
     President and Chief Financial Officer and prior to that
         Executive Vice President and Chief Financial Officer
     AMC Entertainment, Inc.
     104 W. 14th Street
     Box 419615
     Kansas City, MO 64141-6615

 6.  Howard A. Christensen
     President and Chief Executive Officer
     Christensen & Associates
     9735 N. 90th Place, Suite 200
     Scottsdale, AZ 85258

 7.  Joseph J. Gardner
     President
     Condev Properties
     2487 Aloma Avenue
     Winter Park, FL 32792

 8.  William J. Gremp
     Senior Vice President and Managing Director of the Utilities
        and Strategic Finance Group First Union Corporation and prior to that
         Managing Director in the Global Power Group at
         Chase Manhattan Bank
     301 South College Street
     Charlotte, NC 28288-0735

 9.  Steven L. Kitchen
     Executive Vice President and
         Chief Financial Officer
     Western Resources, Inc.
     818 Kansas Avenue
     Topeka, KS 66601

10.  Carl M. Koupal, Jr.
     Executive Vice President and
         Chief Administrative Officer and prior to that Executive Vice President Corporate
         Communications, Marketing and Economic
         Development
     Western Resources, Inc.
     818 Kansas Avenue
     Topeka, KS 66601

11.  John C. Nettels, Jr., Esq.
     Partner
     Morrison & Hecker L.L.P.
     600 Commerce Bank Center
     150 North Main
     Wichita, KS 67202-1320

12.  Jane Dresner Sadaka
     Advisory Board Member and prior to that
         Special Limited Partner
     Kellner DiLeo Investments
     895 Park Avenue, Apt. 6B
     New York, NY 10021

13.  John W. Hesse
     Executive Vice President, Chief Financial Officer
       and Secretary
     4221 W. John Carpenter
     Irving, TX 75063

14.  John E. Mack, III
     Executive Vice President, Business Development
        and Assistant Secretary
     Protection One, Inc.
     6011 Bristol Parkway
     Culver City, CA 90230

15.  Thomas K. Rankin
     Executive Vice President, Branch Management
        and Assistant Secretary
     Protection One, Inc.
     6011 Bristol Parkway
     Culver City, CA 90230

16.  George A. Weinstock
     Executive Vice President and Assistant Secretary
     Protection One, Inc.
     6011 Bristol Parkway
     Culver City, CA 90230
           DIRECTORS AND OFFICERS OF WESTAR SECURITY, INC.



1.   Steven L. Kitchen
     Director,Westar Security, Inc.
      Executive Vice President and
        Chief Financial Officer Western Resources, Inc.
     818 Kansas Avenue
     Topeka, KS 66612

2.   Steven A. Millstein
     Director, President
     Westar Security, Inc.
     4221 W. John Carpenter Freeway
     Irving, TX 75063

3.   John K. Rosenberg
     Director, Westar Security, Inc.
     Executive Vice President and
        General Counsel
     Western Resources, Inc.
     818 Kansas Avenue
     Topeka, KS 66612

5.   Hal L. Jensen
     Vice President
     Westar Security, Inc.
     4221 W. John Carpenter Freeway
     Irving, TX 75063

6.   Marilyn K. Dalton
     Secretary and Treasurer
     Western Resources, Inc.
     818 Kansas Avenue
     Topeka, Kansas 66612

                            Exhibit B

                      Joint Filing Agreement

          In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the person named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of Class A Voting Common Stock, par value $.001 per share, of Guardian International, Inc., a Nevada corporation, and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing.

          IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 4th day of December, 1997.


                                   WESTAR SECURITY, INC.


                                   By:  Marilyn K. Dalton
                                        Marilyn K. Dalton
                                        Secretary and Treasurer


                                   PROTECTION ONE, INC.


                                   By:  James M. Mackenzie, Jr.
                                        James M. Mackenzie, Jr.
                                        President

                                   WESTAR CAPITAL, INC.


                                   By:  Marilyn K. Dalton
                                        Marilyn K. Dalton
                                        Secretary and Treasurer